UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 31 October 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Au
Financial review for the period ended 30 September 2011
Quarter
Quarter
September
June
Q-on-Q
2011
2011
Variance
%
Gold produced
(1)
– kg
10 207
10 152
0.5
– oz
328 162
326 394
0.5
Cash operating costs
– R/kg
265 288
242 851
(9.2)
– US$/oz
1 156
1 115
(3.7)
Gold sold
– kg
9 948
10 412
(4.5)
– oz
319 836
334 752
(4.5)
Gold price received
– R/kg
396 405
329 536
20.3
– US$/oz
1 727
1 513
14.1
Operating profit
– Rm
1 306
901
45.0
– US$m
183
133
37.6
Basic earnings/(loss) per share
– SAc/s
111
(10)
>100.0
– USc/s
16
(1)
>100.0
Headline profit
– Rm
411
130
>100.0
– $m
58
19
>100.0
Headline earnings per share
– SAc/s
95
30
>100.0
– USc/s
13
4
>100.0
Exchange rate
– R/US$
7.14
6.78
5.3
(1)  Production statistics for Steyn 2 have been included. Steyn 2 is currently in a build-up phase and revenue and costs are capitalised for this period. Quarter ending September 2011: 36 kg
(June 2011 – 27 kg).
Record operating profits
•
45% increase in operating profit to R1.3 billion
Highest ever revenue
Headline earnings per share (HEPS) increased by
217% to 95 SA cents
Production in line with forecast despite industrial action
•
turnaround at Joel; shaft-equipping completed
•
continued build-up at Phakisa, Kusasalethu and Doornkop
•
Bambanani restructured – crews transferred to build-up operations
More exciting exploration results from PNG
Wa -Golpu pre-feasibility study on track
KEY FEATURES
Shareholder information
Issued ordinary
share capital at
30 September 2011
430 272 715
Issued ordinary
share capital at
30 June 2011
430 084 628
Market capitalisation
At 30 September 2011 ZARm 41 027
At 30 September 2011 US$m 5 103
Harmony ordinary share and ADR prices
12 month high
(1 October 2010 –
30 September 2011)
for ordinary shares
R106.00
12 month low
(1 October 2010 –
30 September 2011)
for ordinary shares
R74.77
12 month high
(1 October 2010 –
30 September 2011)
for ADRs
US$15.57
12 month low
(1 October 2010 –
30 September 2011)
for ADRs
US$10.56
Free oat
Ordinary shares 100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 July 2011 –
30 September 2011
closing prices)
R85.80 – R106.00
Average daily volume
for the quarter
(1 July 2011 –
30 September 2011)
1 744 855 shares
New York Stock Exchange,
Inc including other
US trading
HMY
Range for quarter
(1 July 2011 –
30 September 2011
closing prices)
US$11.50 –
US$14.87
Average daily volume
for the quarter
(1 July 2011 –
30 September 2011)
2 915 266 shares
RESULTS FOR THE PERIOD
ENDED 30 SEPTEMBER 2011
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

2

Forward-looking statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform
Act of 1995 with respect to Harmony’s nancial condition, results of operations, business strategies, operating ef ciencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements”
for the purpose of the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include nancial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identi ed by the words “expect”, “anticipates”,
“believes”, “intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of
Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates re ecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated ef ciencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulation, particularly mining rights and environmental regulations; uctuations in exchange rates; currency devaluations and other macroeconomic monetary policies; and socio-economic instability in the countries in which we operate.
Harmony’s Annual Report, Notice of
Annual General Meeting, its Sustainable
Development Report and its Annual Report
led on a form 20F with the United States’
Securities and Exchange Commission for the
year ended 30 June 2011 are available on
our website: www.harmony.co.za
3     Chief Executive Of cer’s review
4      Safety and health
4      Financial overview
5      Operational overview
5     Group results
5     Build-up operations
5     Doornkop
5     Kusasalethu
5     Phakisa
5     Hidden Valley
6     Target 1
6     Target 3
6     Steady-state
operations
6     Tshepong
6     Masimong
6     Evander
7     Other operations
7     Bambanani
7     Steyn 2
7     Joel
7     Unisel
7
Surface operations (South Africa)
8     Kalgold
8     Phoenix tailings
8     Surface dumps
9    Development
10   Exploration
12   Operating results (Rand/Metric)
14   Condensed consolidated income statements (Rand)
15   Condensed consolidated statements of comprehensive income (Rand)
16   Condensed consolidated balance sheets (Rand)
17   Condensed consolidated statements of changes in equity (Rand)
18   Condensed consolidated cash ow statements (Rand)
19   Notes to the condensed consolidated nancial statements
23   Segment report (Rand/Metric)
26   Operating results (US$/Imperial)
28   Condensed consolidated income statements (US$)
29   Condensed consolidated statements of comprehensive income (US$)
30   Condensed consolidated balance sheets (US$)
31   Condensed consolidated statements of changes in equity (US$)
32   Condensed consolidated cash ow statements (US$)
33   Segmental report (US$/Imperial)
34   Development results – metric and imperial
36   Contact details
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Reserves and resources South Africa:
Jaco Boshoff, Pri Sci Nat, who has 16 years’ relevant experience and is registered with the South African Council for Natural Scienti c
Professions (SACNASP).
Reserves and resources PNG:
Stuart Hayward for the Wa -Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a
member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as de ned by the code.
These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of
Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wa -Golpu Services Limited. Mr Francis and Mr Kruger are
full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is
Harmony’s joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wa -Golpu project.

Chief Executive’s Review
Introduction
The increased R/kg gold price received during the September 2011 quarter continued to strengthen Harmony’s profit levels. A record operating profit was generated this quarter with production remaining steady despite industrial action. This is an indication of our improved operational efficiency and gives us confidence for the future.
As our growth projects come on stream, and our existing mines operate to tailored business plans, we remain confident of reaching our long-term targets.
Safety
It is with deep regret that I report that two of our colleagues died in work-related incidents during the quarter. Those who died were: Matoane Thabana, a locomotive guard at Unisel and Andries
Bhambatha, water jet operator at Tshepong. I would like to extend my deepest condolences to their families, friends and colleagues.
Operational and financial overview
The gold price received increased by 20.3% to R396  405/kg in the
September 2011 quarter from R329  536/kg received in the previous quarter. The increase in the gold price resulted in revenues increasing by 14.8% or R506.9 million. Operating profit for the September 2011 quarter increased by 45.0% (R405.7 million) to R1 306.4 million, compared to the R900.7 million recorded in the June 2011 quarter.
Production for the September 2011 quarter was only slightly higher than the previous quarter. Our targeted increase in production was negatively impacted by the wage strike in August 2011, which resulted in approximately 500kg being lost. As expected, higher electricity (due to winter tariffs) and labour costs resulted in the R/kg costs being 9.2%
higher at R265 288/kg compared to R242 851/kg in the June 2011 quarter.
We continue to spend in a responsible manner, with total capital expenditure for the September 2011 quarter decreasing by 16.4%
(R137.5 million) to R700.1 million, compared to the previous quarter
(R837.6 million).
Exploration
Wafi Transfer Exploration (Morobe Mining JV Exploration
(Harmony 50%)
Prospect development work continued at Zimake, and Bavaga on the
Wafi Transfer structure. Results received from Zimake have outlined a significant new high tenor Cu-Au anomaly over a 1.5 km
2
area.
The anomaly is associated with a bulls-eye magnetic target, contains surface soil results up to 0.5 g/t Au and 0.2% Cu, and is prospective for porphyry copper-gold mineralisation similar to Golpu.
Papua New Guinea (PNG) exploration (Harmony 100%)
Drilling at the Mt Hagen project has intersected anomalous intervals of porphyry copper style mineralisation and alteration. The drill core contains disseminated chalcopyrite and molybdenum associated with biotite-magnetite (potassic) altered metasediments and is highly encouraging. Assays received to date resulted in 285m @ 0.1% Cu,
83 ppm Mo from 72m (PNDD001).
Wafi-Golpu
The resource drilling programme continues to target orebody extension to the north and infill of deeper sections (indicatively in the Lift 2 and
Lift 3 cave zones). Geotechnical investigation drilling is continuing along the access/conveyor decline route. Five drill rigs are currently at work at Wafi-Golpu with two additional drill rigs that have arrived on site that will commence drilling in the forthcoming quarter. Generally the drilling results are confirming the resource shell as outlined in the resource declaration (refer to the Integrated Annual Report at www.harmony.co.za).
The results of the significant borehole were:
WR406 861m @ 1.51g/t Au, 1.48% Cu including 199m @ 2.87g/t Au and 2.57% Cu from 1 286m (some assays are still pending).
Gold market
We remain bullish on the gold price, despite the recent fears that there is a gold bubble. We believe that the gold price will continue to strengthen as the fundamentals that drove the gold price up are still in place. Gold remains an attractive investment and a currency in these times of economic uncertainty. A number of record high gold prices were seen throughout the first quarter, with a record level of around
$1  900/oz at the beginning of September 2011. Despite the sharp decline in the gold price towards the end of September 2011, the Rand gold price performed well due to the benefit of the weakening of the
R/$ exchange rate around the same time. Harmony’s South African assets represent 92% of total production. The combination of a higher gold price and a weaker Rand, as well as steady production worked to our advantage during the quarter.
Conclusion
Harmony has a solid portfolio of producing assets and a successful international exploration programme. The rapid progress we have made in PNG, in particular, is proof of the benefits mining can deliver in an enabling environment when all stakeholders work together. The
Wafi-Golpu project has the potential to change this company materially.
In addition, the exploration results in PNG have been pleasing and we look forward to more exciting news from the region.
In the next few months we will be focussing on improving our grades, as well as improving costs per tonnes milled – all in line with our strategy, as well as progressing the pre-feasibility study at Wafi-Golpu.
Graham Briggs
Chief Executive Officer
Note:
Harmony updated the market on its strategy, operations and exploration on
24 August 2011. You are encouraged to view the presentations and information shared at www.harmony.co.za to allow you to make an informed decision on your investment or possible investment in Harmony.

Results for the period
ended 30 September 2011
Safety and health
Safety
Safety remains Harmony’s number one priority. To accelerate the execution of Harmony’s safety and health strategy and to further improve its safety performance, Harmony appointed Alwyn Pretorius as the Executive for safety and health in August 2011, a newly created executive position. Alwyn has more than 18 years’ experience in the mining industry and has a good understanding of underground
conditions and the working environment our underground workers are exposed to.
Our safety strategy includes behavioural aspects, competency training and development, as well as research and new technologies. We believe safety in the workplace can be addressed only through a cooperative approach that ensures the right infrastructure is in place
– from systems and planning, to communication and training. We also believe management and employees must accept joint responsibility for their actions. It is therefore imperative that the working environment empowers people – management, supervisors, workers and union representatives – to stop work and withdraw from the mining area when they feel it is unsafe, or prevent others from acting in an unsafe way.
Equally, safety is about attitudes and mindsets. We have renewed our focus on implementing, communicating and reinforcing safety in the workplace, and created a centralised safety function to coordinate initiatives between regions and mines.
Given the high-risk nature of many of our deep-level operations, the safety, health and well-being of our people are our foremost priority:
Safety is a key performance indicator for management and a key component of performance reward for our people.
Tragically, two fatalities occurred at the South African operations during the September 2011 quarter, which indicates that even more needs to be done to ensure a safe working environment day after day.
We have made progress in terms of safety, with Harmony’s Lost Time
Injury Frequency Rate (LTIFR) (per million hours worked) remaining a single digit, for the twelfth consecutive quarter. In South Africa, our
LTIFR improved by 6% quarter on quarter, from 9.64 to 9.06. The
Reportable Injury Frequency Rate (RIFR) (per million hours worked)
improved by 18% quarter on quarter (from 5.39 to 4.44). The Fatal
Injury Frequency Rate (FIFR) improved by 31% (0.17 to 0.09) quarter on quarter.
Safety achievements for the quarter included:
South African (SA) underground
operations:
1 000 000 fatality free shifts
Harmony SA surface operations: 3 000 000 fatality free shifts
Kusasalethu: 500 000 fatality free shifts
Evander total operations: 1 000 000 fatality free shifts
Kalgold plant: 1 000 000 fatality free shifts
Target 1: 750 000 fatality free shifts
Phakisa: 500 000 fatality free shifts
Bambanani: 500 000 fatality free shifts
The following operations completed the quarter without an injury:
•     Target plant
• Harmony One plant
• Free State commercial services and transport
•     Evander workshops.
Health
The health and well-being of our workforce is essential to us, as they are the cornerstone of our ongoing business success. We continually invest in the wellness of our employees, through various health programmes and initiatives to ensure the well-being of each employee. Our focus is on preventative rather than curative health care and we encourage employees to live a healthy lifestyle, through health education and raising awareness. During the quarter our proactive approach to health and wellness of our employees continued. Our objective remains to improve health management programmes and effectively utilise clinical information. This includes the review of policies, procedures and processes as well as training. These efforts have resulted in improved health and a better quality of life for our employees
See our Sustainable Development Report FY11 for more details on our website www.harmony.co.za.
Financial overview
Operating profit increased by 45% to R1 306 million in the September
2011 quarter, with an increase in revenue being the main contributor.
Revenue
The increase in revenue from R3 422 million to R3 929 million is due to a 14.3% higher US dollar gold price received and a weaker Rand, with the average R/kg gold price received increasing over 20% to
R396 405/kg.
Cost of sales
Production cost is slightly higher at R2 623 million, mainly due to increased winter electricity rates that resulted in a R133 million increase in electricity cost for the quarter.
Employment termination and restructuring costs for the September quarter amounted to R34 million. The cost is as a result of the restructuring process at Bambanani shaft.
Reversal of impairment of investment in associate
The reversal of impairment of R48 million for the September  2011 quarter relates to foreign exchange movements relating to the agreed sale of 40% of Rand Uranium (Pty) Limited to Gold One
International Limited.
Net loss on financial instruments
The loss for the September 2011 quarter is due to the changes in fair value of the Nedbank Equity Linked Deposits held by the Environmental
Trusts.
Earnings per share
Basic earnings per share increased from a loss of 10 SA cents to earnings of 111 SA cents per share. Headline earnings per share increased from
30 SA cents per share to 95 SA cents per share, an increase of 217%.
Property, plant and equipment
The increase in property, plant and equipment is largely due to currency movements of R836 million as a result of the strengthening of the Kina against the South African Rand. The corresponding entry was recorded in other reserves through other comprehensive income.
Borrowings
Borrowings increased as a result of a net draw down of R100 million on the Nedbank facility and a US$50 million draw down on the US dollar
Revolving Credit Facility.

Operational overview
GROUP RESULTS
September
June
%
Indicator                         Units
2011
2011
variance
Tonnes                          000
4 870 4 861 0.2
Grade                            g/t                2.09
2.08 0.5
Gold produced
Kg
10 207 10 152 0.5
Cash operating costs     R/kg
265 288 242 851 (9.2)
Operating profit
R’000    1 306 437
900 734 45.0
Gold production for the September 2011 quarter remained stable at
10  207kg, despite the negative impact of the wage strike in August
2011, which resulted in an estimated loss of 500kg.
Grade remained steady at 2.09g/t.
Higher electricity costs due to two months of winter tariffs and labour costs resulted in the R/kg costs being 9.2% higher at R265 288/kg.
In line with the wage agreement, cash operating costs now include a profit share based on 1% of operating profits less capital expenditure from Harmony’s South African assets, which amounted to R5.9 million.
Harmony’s profit levels were strengthened by a 20.3% increase in the
R/kg gold price received, resulting in a 45.0% increase in operating profit to R1.3 billion.
BUILD-UP OPERATIONS
Doornkop
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
277 234 18.4
Grade                              g/t
3.13 3.24 (3.4)
Gold produced Kg 866 757 14.4
Cash operating costs R/kg 270 487 239 316 (13.0)
Operating profit R’000 118 607 68 250 73.8
Doornkop had another outstanding production quarter. Gold
production increased by 14.4% to 866kg, mainly due to tonnes milled being 18.4% higher at 277  000 tonnes. The stockpile accumulated during the two previous quarters was processed and added to the increased production during the quarter.
Additional emphasis was placed on cleaning, which resulted in an improved mine call factor (MCF) of 94%, up from 81% in the previous quarter.
Cash operating costs increased to R270 487/kg due to higher electricity costs and increased labour costs.
Higher production, combined with an increase in the gold price received, resulted in operating profit being 73.8% higher during the September  2011 quarter. This quarter marks the first quarter of positive operating cash flow after capital since the commencement of commercial production in May 2009.
Kusasalethu
September
June
%
Indicator                         Units
2011
2011
variance
Tonnes                            000
331 305 8.5
Grade                              g/t
4.69 5.20 (9.8)
Gold produced Kg 1 554 1 586 (2.0)
Cash operating costs R/kg 239 336 219 880 (8.8)
Operating profit R’000 239 736 176 354 35.9
Tonnes milled were 8.5% higher at 331 000 quarter on quarter, which countered a decrease in grade at 4.69g/t due to increased waste in the system. Gold production was 2.0% lower at 1 554kg as a result.
Cash operating costs increased by 8.8% to R239 336/kg due to higher electricity and labour costs.
A higher gold price received realised an operating profit of
R239.7 million.
Phakisa
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
113 106 6.6
Grade                              g/t
4.65 4.45 4.5
Gold produced Kg 526 472 11.4
Cash operating costs R/kg 364 804 284 475 (28.2)
Operating profit R’000 18 194 24 310 (25.2)
Phakisa achieved its third quarter of increased gold production, with gold production being 11.4% higher quarter on quarter at 526kg, due to an increase in both tonnes milled at 113 000 tonnes and recovery grade at 4.65g/t.
Cash operating costs increased to R364 804/kg, as a result of increased labour and electricity costs, as well as the change in classification of commissioning costs to cash operating costs (which were formerly capitalised).
An increase in gold produced and a higher gold price resulted in Phakisa recording an operating profit of R18.1 million.
Hidden Valley (held in Morobe Mining Joint Venture – 50% of
attributable production reflected)
September
June
%
Indicator                         Units
2011
2011
variance
Tonnes                           000
415 420 (1.2)
Grade                              g/t
1.91 1.97 (3.0)
Gold produced Kg 792 826 (4.1)
Cash operating costs R/kg 206 563 238 644 13.4
Operating profit R’000 115 633 59 904 93.0
Gold production at Hidden Valley was 4.1% lower quarter-on-quarter at
792kg primarily due to a lower gold grade. Silver production increased by 11% to 6 860kg associated with a higher grade.

Results for the period
ended 30 September 2011
Mill throughput remained constrained for most of the quarter as a result of the overland conveyor belt failure in March 2011. The rectification work and recommissioning of the conveyor was completed during
September 2011 with operations expected to return to planned production levels during the December 2011 quarter.
Cash operating costs were lower at R206  563/kg mainly due to the increase in silver production, which is treated as a credit to costs.
Target 1
September
June
%
Indicator                         Units
2011
2011
variance
Tonnes                            000
210 168 25.0
Grade                              g/t
4.47 4.11 8.8
Gold produced Kg 939 690 36.1
Cash operating costs R/kg 223 578 269 323 17.0
Operating profit R’000 160 102 51 169 >100
Target 1 had an excellent production quarter. Gold production increased by 36.1% to 939kg as a result of the 25.0% increase in tonnes milled and a higher recovery grade of 4.47g/t.
Increased production assisted in lowering cash operating costs by 17.0%
quarter on quarter to R223 578/kg, despite increases in electricity and labour costs.
Operating profit increased more than threefold at R160.1 million, when compared to the June 2011 quarter due to higher gold production and an increase in the gold price received.
Target 3
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
78 75 4.0
Grade                              g/t
3.09 3.65 (15.3)
Gold produced Kg 241 274 (12.0)
Cash operating costs R/kg 444 100 339 956 (30.6)
Operating (loss)/profit R’000 (12 501) 930 >(100)
Tonnes milled increased by 4.0% to 78 000 tonnes. However, quarter on quarter, the lower recovery grade resulted in gold production decreasing by 12.0% to 241kg. The 15.3% decrease in the recovery grade to 3.09g/t is attributable to lower B reef values, the increase in stoping width at the Elsburg reef and shortage of Basal reef panels in the sub-shaft. We are currently focussing on the B reef progress, using pre-development reef slushers to identify high grade zones. A  similar approach is used at Masimong. The Elsburg reef will be undercut to only expose the first and second band and leave the low grade third band in the hanging wall.
Maintenance to increase the support of the brattice wall (the cement wall dividing the shaft in two, a downcast area and an up cast area for the air flow in the main shaft), together with increased electricity and labour costs, resulted in a higher cash operating costs at
R444  100/kg for the September 2011 quarter. Higher grades and production are expected when mining commences in the sub-shaft.
STEADY-STATE OPERATIONS
Tshepong
September
June
%
Indicator                         Units
2011
2011
variance
Tonnes                            000
287 327 (12.2)
Grade                              g/t
4.12 4.50 (8.4)
Gold produced Kg 1 183 1 473 (19.7)
Cash operating costs R/kg 263 276 209 333 (25.8)
Operating profit R’000 161 493 179 753 (10.2)
Safety stoppages, the wage strike and a slow start-up after the wage strike resulted in tonnes milled decreasing by 12.2% to 287 000 tonnes.
In addition, a lower recovery grade of 4.12g/t, due to more waste being mined from the decline, resulted in lower gold production of 1 183kg.
Cash operating costs were 25.8% higher at R263 276/kg due to increases in electricity costs and labour costs and the decrease in gold production during the quarter. Despite a very challenging quarter at Tshepong, the operation still managed to record a profit of R161.5 million.
Masimong
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
232 190 22.1
Grade                              g/t
3.43 4.35 (21.1)
Gold produced Kg 796 827 (3.7)
Cash operating costs R/kg 277 340 214 694 (29.2)
Operating profit R’000 99 157 95 776 3.5
Masimong increased its tonnes milled by 22.1% to 232  000 tonnes.
The waste pass system is currently under maintenance and therefore all the waste was milled, resulting in a lower recovery grade of 3.43g/t.
Continued maintenance is expected to continue during the next three quarters, which will result in lower recovery grades.
Cash operating costs increased to R277 340/kg. The 29.2% increase is attributed to higher electricity costs, labour costs and plant costs due to higher volumes processed during the quarter.
Masimong has the potential to reach their production targets as before.
The focus on the grade, especially the B reef, is important and is monitored in the form of a short interval control system.
Evander
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
123 132 (6.8)
Grade                              g/t
6.94 5.68 22.2
Gold produced kg 854 750 13.9
Cash operating costs R/kg 208 597 205 235 (1.6)
Operating profit R’000 154 944 88 615 74.9

Evander demonstrated its transformation in yet another quarter with gold production being 13.9% higher at 854kg and achieving a much higher recovery grade of 6.94g/t. The higher recovery grade is attributable to the increase in face grade, as more mining crews moved into the main payshoot of the decline section.
Cash operating costs remained stable at R208 597/kg, with increased production offsetting the effect of higher labour costs and electricity increases during the quarter. Higher production and an increase in the gold price received resulted in an increase of 74.9% in operating profit to R154.9 million.
OTHER OPERATIONS
Bambanani
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
92 112 (17.9)
Grade                              g/t
5.02 6.56 (23.5)
Gold produced Kg 462 735 (37.1)
Cash operating costs R/kg 437 706 302 668 (44.6)
Operating (loss)/profit R’000 (25 696) 25 032 >(100)
Bambanani has struggled to meet its production targets and to curb its costs for a number of quarters. It was subsequently decided – in line with
Harmony’s stated strategy to restructure for safe, profitable and quality ounces – to halt mining in the sub shaft. The current activities on the mine have moved from the deeper operating areas to the acceleration of the development of the shaft pillar. We mitigated the effect of the restructuring on jobs by redeploying the majority of the employees to our operations in build-up.
Although the decision impacted on the past quarter’s production, production and profits in the long term will improve. Tonnes milled decreased by 17.9% to 92  000, while grade and gold production reduced to 5.02g/t and 462kg. The lower production levels and higher electricity costs resulted in a 44.6% increase in cash operating costs;
with an operating loss of R25.7 million being recorded.
Steyn 2
September
June
%
Indicator                          Units
2011
2011
variance
Gold produced Kg 36 27 33.3
The decision to restructure Bambanani also impacted Steyn 2 and mining of the decline section was terminated and our focus moved to the shaft pillar. An increase in gold production of 33.3% quarter-on-quarter at
36kg was recorded. The shaft pillar is delivering higher face grades.
Joel
September
June
%
Indicator                         Units
2011
2011
variance
Tonnes                            000
147 121 21.5
Grade                              g/t
4.70 3.70 27.0
Gold produced kg 691 448 54.2
Cash operating costs R/kg 202 729 259 121 21.8
Operating profit R’000 134 010 34 627 >100
Joel delivered an exceptional quarter, with improvements in all production measures. An increase of 27.0% in recovery grade together with an increase of 21.5% in tonnes milled resulted in a 54.2% increase in gold production at 691kg.
Joel recorded the lowest cash operating cost in the company for the quarter at R202  729/kg, which represents a 21.8% improvement quarter on quarter. As a result an operating profit of R134.0 million was achieved, supported by favourable gold price received during the
September 2011 quarter.
Unisel
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes milled 000 92 106 (13.2)
Grade                              g/t
3.70 3.96 (6.6)
Gold produced Kg 340 420 (19.0)
Cash operating costs R/kg 360 400 255 486 (41.1)
Operating profit R’000 15 341 31 884 (51.9)
Unisel lost twenty days of production due to safety stoppages and the wage strike. Tonnes milled decreased by 13.2% and with grade 6.6%
lower at 3.7g/t, gold production was 19.0% lower at 340kg.
Grade at Unisel is variable when moving further to the south, due to the ratio between the Basal reef and Leader reef. The Leader reef is present which varies more than the Basal reef and will be closely monitored.
The continued increase in seismicity in the decline section of Unisel, together with resulting damages in the footwall excavations, are being closely monitored.
Cash operating costs deteriorated to R360 400/kg owing to significant decreases in production, increased electricity and labour costs. A higher gold price resulted in an operating profit of R15.3 million being recorded for the September 2011 quarter.
SURFACE OPERATIONS (South Africa)
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes                          000
2 473 2 565 (3.6)
Grade                            g/t                 0.37
0.34 8.8
Gold produced
Kg                 927
867 6.9
Cash operating costs     R/kg
263 671 268 657 1.9
Operating profit
R’000
127 417 64 130 98.7
Surface sources achieved a 6.9% increase in gold production due to an
8.8% increase in the recovery grade at 0.37g/t. The increase is mainly attributable to the Phoenix tailings which recorded a much higher recovery grade when compared to the June 2011 quarter. Tonnes mined and treated decreased to 2 473 000.
Cash operating costs quarter on quarter remained stable at
R263 671/kg. Operating profits generated almost doubled to
R127.4 million in comparison to the previous quarter, due to the higher gold price received.

Results for the period
ended 30 September 2011
Kalgold
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes                            000
364 392 (7.1)
Grade                              g/t
0.74 0.69 7.2
Gold produced Kg 270 270 0.0
Cash operating costs R/kg 337 615 311 819 (8.3)
Operating profit R’000 20 401 18 247 11.8
Recovery grade was 7.2% higher quarter on quarter at 0.74g/t and tonnes milled 7.1% lower at 364 000 tonnes, resulting in the gold production remaining steady at 270kg.
During the past quarter the cash operating costs increased to
R337 615/kg, due to increased labour and electricity costs. An operating profit of R20.4 million was generated during the quarter; mainly due to the increased gold price received.
The pre-primary crushers broke down and will be repaired during the next three months. Ore will be crushed by two mobile plants. Any decrease in throughput will be mitigated by feeding higher grade material from the stock pile. A task team of external and internal experts has been assembled to evaluate the Kalgold plant and prepare an action plan to catch up on backlog maintenance and to implement improvements. Gold production in the next quarterly is likely to be more or less the same as during the September 2011 quarter.
Phoenix (tailings)
September
June
%
Indicator                          Units
2011
2011
variance
Tonnes 000 1 365 1 247 9.5
Grade                              g/t
0.16 0.11 45.5
Gold produced Kg 215 137 56.9
Cash operating costs R/kg 235 051 297 029 20.9
Operating profit R’000 34 773 5 169 >100
An increase in tonnes milled and grade at 1 365 000 tonnes and 0.16g/t respectively, resulted in gold production being 56.9% higher at 215kg.
Cash operating costs at R235  051/kg was 20.9% lower quarter on quarter due to higher gold production, whilst an operating profit of
R34.8 million was generated.
Surface dumps
September
June
%
Indicator                        Units
2011
2011
variance
Tonnes                           000
744 926 (19.7)
Grade                              g/t
0.59 0.50 18.0
Gold produced Kg 442 460 (3.9)
Cash operating costs R/kg 232 423 234 874 1.0
Operating profit R’000 72 243 40 714 77.4
Treatment of tonnes at the surface dumps decreased to 744 000 tonnes, countered, with an increase in the recovery grade to 0.59g/t, resulting in lower gold production at 442kg.
Higher gold prices received, resulted in an operating profit of
R72.2 million.

Development
The main object of development is to develop the known orebody to be able to exploit the orebody to its full potential.
A development programme is vital in the life of a mine. The on reef development on a shaft is an indication of the grades that will be mined in future.
Important information is derived, such as expected geological structures, dip of the ore body and the channel width.
Depending on the shaft layout – such as raise line length and spacing – ledging and stoping will take place in approximately 18 to 36 months after on reef development.
Therefore, the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to mine profitably and to continuously upgrade the resources to reserves.
Mineral reserves block grades vs development grades
Note:  The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Doornkop
The South reef development grades remained above 1  000 cmg/t in line with the previous quarter and the rolling four quarter grade is now slightly above the reserve grade. No on-reef development was planned for the Kimberly reef.
Kusasalethu
The quarter on quarter development grade has improved and continues to return grades that are in line with the overall ore body grade and as predicted for the areas that are being developed.
Phakisa
The development towards the north continues to show positive results in line with expectation. During the quarter under review, the overall development grades improved to above 1 000 cmg/t despite most of the development at Phakisa still taking place in the lower grade central block.
Masimong
Basal reef and B reef development grades were lower on a quarterly basis. On the Basal reef the reason for lower grade is due to lower values sampled in the new development to the south of the mine, while on the B reef a wide raise had to continue in an out-of-channel area for the purpose of top ventilation holing.
Target (narrow reef mining)
Quarter on quarter there was a decrease in development grades of the narrow reef mining section at Target 1 shaft due to the very erratic nature of the specific area being developed. At Target 3 there has been a steady improvement in metres developed quarter on quarter.
However, no Basal reef development took place during the quarter due to the delay of getting back into the Basal reef areas of the sub-shaft.
The development done on the A reef and B reef is very encouraging and returned better than expected values.
Tshepong
In general the Basal reef development grades have increased quarter on quarter, while the grades on the B reef were lower. The development focus at Tshepong remains the development of new and existing raise lines on the Basal reef in the higher grade decline area where most of the future mining at the mine will take place.
Bambanani
Most of the development is taking place in the shaft pillar where the development grade remains above 3 000 cmg/t, which is in line with expectations.

Results for the period
ended 30 September 2011
Exploration
International (Papua New Guinea)
Morobe Mining Joint Venture (50% Harmony)
Wafi-Golpu
Drilling continues to confirm the world class nature of the mineral endowment. Early indications from metallurgical test work programs are confirming excellent recoveries and product grades. Two large capacity drill rigs arrived in Lae and will extend the drill fleet to eight rigs in latter part of Quarter 2.
Early construction activities have continued including an expansion of camp facilities to support an increase in the drilling and construction workforce with two of the additional three drill rigs now in country.
Construction and improvement of the access road to the proposed site continued during the quarter and stakeholder engagement with the community, landowners and various government agencies is ongoing.
The pre-feasibility study remains on schedule for completion in the first half of calendar 2012 and commencement of the detailed feasibility study by mid-2012.
Evander 8
There was an improvement in the quarter on quarter development grade with the rolling four quarter grade now matching the reserve grade. The reserve at Evander is now made up of the Kinross payshoot in the decline area of the mine where the grades in the raise lines being developed remained in line with expectations.
Joel
There was a slight decrease in the development grades quarter on quarter which is in line with the grade variability expected of the ore body. The grade in the winzes being developed from 121 level to
129 level, in the very prospective north-western portion of the mine, remains good.
Virginia (Unisel)
At Unisel, the development grade of the Basal reef is in line with expectations, while the Leader reef grade was lower than expected. In some areas in the decline section the separation between the Middle reef and Basal reef is less than one meter and they are being developed jointly and will be mined as such.
(1)   Refer to Harmony’s annual statement
of Mineral resources and reserves at
30 June 2011. Resource figures quoted on
100% basis.
(2)    Incomplete intersection reported.

Figure 2: PNDD001; 599m. Biotite altered
metasediments with quartz vein stockwork
containing chalcopyrite, molybdenum, pyrite
and magnetite. Assays pending.
During the quarter, drilling at Wafi-Golpu focused on increasing the level of confidence in the geological model within the central and northern parts of the porphyry system to support a future reserve upgrade and the pre-feasibility study. Significant results include:
• WR396_W2: 223m @ 0.61% Cu, 0.40g/t Au from 1 299m
• WR402: 160m @ 0.51% Cu, 0.18g/t Au from 490m
• WR405: 707m @ 0.53% Cu, 0.49g/t Au from 771m
including 126m @ 0.73% Cu
and 0.23g/t Au from 1 092m
• WR406
(1)
: 417m @ 1.49% Cu, 1.65g/t Au from 958m
The Golpu system has been extended at depth where drillhole WR406, designed to test 200m below the high grade intersection within WR377
(883m at 2.23g/t Au and 2.15% Cu), intersected 417m at 1.65g/t Au and 1.49%Cu. Mineralisation remains open to the north and at depth and step out drilling targeting the northern extent of the high grade mineralisation is in progress.
(1)  Partial result
Wafi structural corridor
Zimake (EL1590)
Results received for broad spaced ridge and spur soil sampling at
Zimake target has defined a +1.5 km² Cu-Au anomaly coincident with a circular magnetic anomaly. Copper and gold geochemistry in soil and rock chips correlate extremely well with values ranging up to 0.5 g/t Au and 0.2%  Cu. The metal association from the soil indicates possible porphyry copper + gold mineralisation at depth.
Fieldwork including grid based soil sampling and mapping is underway to assist with drill targeting.
Hidden Valley district exploration
At Hidden Valley, drilling continued to increase the confidence in the mineral resource within the Kaveroi lode and test the down dip and strike extensions of Hidden Valley and Kaveroi lodes. The mineralisation in this direction has now been confirmed.
Significant results include:
• HVDD106 8m @ 11g/t Au and 12g/t Ag from 170m
• HVDD107 12m @ 2.1g/t Au and 8g/t Ag from 274m
• HVDD108 26m @ 1.2g/t Au and 7g/t Ag from 263m
Results from drill testing of the Hamata deposit confirm the presence of mineralisation down dip of the current Inferred Resource boundary.
Significant intersections include:
• HMDD005 43.5m @ 4.7g/t Au from 24.5m
• HMDD009 13m @ 6.4g/t Au from 47m
•     HMDD010 13m @ 8.7g/t Au from 49m and 7m @ 6.4g/t Au
from 241m
• HMDD011 12.3m @ 4.9g/t Au from 45m
PNG Exploration (Harmony 100%)
Mount Hagen project (EL1611 and EL1596)
Exploration work at Mt Hagen remained focused on drill testing at the
Kurunga Intrusive Complex (KIC). Exploration activities also included ridge and spur soil sampling and detailed mapping at the Ugti Creek,
Mt Maragabui, and Rulna Prospects (495 samples), although results to date for these prospects have not warranted additional follow-up.
Bakil Prospect (EL1611)
No geological field work was undertaken during the quarter although drill pads for two holes were prepared ahead of drill testing scheduled for Q2FY12.
Kurunga Prospect (EL1596) and Penamb Prospect (EL1596)
Drilling to test Cu-Au-Mo anomalism associated with the KIC continued
during the quarter with three holes for 1 160m completed. Drilling progressed to the Penamb anomaly where geology encountered was extremely encouraging.
The drilling intersected a mineralised potassic vein stockwork with an increase in disseminated chalcopyrite. This potassic zone transitions into
200m of phyllic stockwork to end of hole. This clear shift from outer potassic to phyllic alteration zones suggests potential and proximity of a significant mineralised Cu-Mo-Au system.
Vein mineralogies include quartz-pyrite-molybdenite-magnetite±
chalcopyrite, quartz-carbonate-pyrite-sericite and quartz-anhydrite-
pyrite-sericte, which is also highly encouraging.
Assays received to date resulted in 285m @ 0.1% Cu, 83 ppm Mo from
72m (PNDD001).

Results for the period
ended 30 September 2011
13
Operating results (Rand/Metric) (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Three
Total
South
South
Inter-
months
Kusasa-
Under-
Total
Africa
Africa
Hidden
national
Harmony
ended
Bambanani
Doornkop
Evander
Joel
lethu   Masimong
Phakisa
Steyn 2
Target 1
Target 3
Tshepong
Unisel
ground
Kalgold
Phoenix
Dumps
Surface       Other       Total      Valley       Other        Total
Ore milled
– t’000
Sep-11
92             277            123              147             331             232             113
–            210               78              287               92
1 982            364
1 365           744
2 473                 –
4 455           415
–
4 870
Jun-11 112            234            132              121             305             190             106 –           168                75              327             106 1 876            392 1 247           926 2 565                 – 4 441           420
–       4 861
Gold produced
– kg
Sep-11
462             866            854             691
1 554            796             526               36             939              241
1 183            340
8 488           270               215            442              927                 –
9 415           792
–
10 207
Jun-11 735             757           750              448 1 586            827             472               27             690              274 1 473            420 8 459           270              137             460              867                 – 9 326           826
–     10 152
Gold produced
– oz
Sep-11
14 854       27 843       27 457        22 216          49 962       25 592        16 911          1 157        30 190           7 748        38  034        10 931
272 895         8 681          6 912         14 211        29 804
–       302 699        25 463                  –
328 162
Jun-11 23 631       24 338       24 113        14 404          50 991       26 589        15 175 868        22 184           8 809       47 358        13 503 271 963         8 681          4 405         14 789        27 875 –       299 838        26 556
–      326 394
Yield
– g/tonne
Sep-11
5.02           3.13             6.94           4.70              4.69           3.43            4.65
–            4.47             3.09           4.12            3.70            4.26            0.74            0.16            0.59             0.37
–             2.11            1.91
–            2.09
Jun-11 6.56            3.24            5.68            3.70             5.20           4.35            4.45 –           4.11              3.65           4.50            3.96            4.49            0.69            0.11            0.50             0.34 –             2.09            1.97
–            2.08
Cash operating
– R/kg
Sep-11
437 706      270 487      208 597      202 729      239 336      277 340      364 804
–      223 578      444 100      263 276     360 400       270 969      337 615      235 051      232 423       263 671                –
270 247
206 563                 –
265 288
costs
Jun-11 302 668      239 316     205 235      259 121       219 880      214 694      284 475 –      269 323      339 956      209 333     255 486      240 610      311 819      297 029      234 874        268 657 –       243 225      238 644
–      242 851
Cash operating
– $/oz
Sep-11
1 907         1 178            909               883          1 043          1 208           1 589
–             974          1 935          1 147         1 570           1 180          1 471          1 024          1 013          1 149
–           1 177             900
–          1 156
costs
Jun-11 1 389         1 099            942            1 190          1 009             986           1 306 –          1 236          1 561            961          1 173           1 105           1 431         1 363          1 078          1 233 –           1 117          1 096
–         1 115
Cash operating
– R/tonne
Sep-11
2 198            846         1 448              953          1 124             952           1 698
–          1 000          1 372          1 085         1 332           1 156             250
37           138
99
–
569             394
–             554
costs
Jun-11 1 986            774         1 166              959          1 143             934           1 267 –          1 106          1 242             943         1 012            1 081            215 33           117 91 – 509             469
–             506
Gold sold
– kg
Sep-11
457            860             841             710
1 462            786             520               36              927             238
1 170            336
8 343             269              223            448             940                 –
9 283             665
–
9 948
Jun-11
758            762             727             480
1 583            854             487                27             756             300
1 520            434
8 688             354              137            460             951                 –
9 639            773
–       10 412
Gold sold
– oz
Sep-11
14 693       27 650        27 039        22 827        47 004        25 270        16 718          1 157         29 804          7 652        37 616        10 803
268 233          8 649          7 170        14 404        30 223
–       298 456        21 380                  –
319 836
Jun-11
24 370       24 499        23 374        15 432         50 895       27 457        15 657
868        24 306         9 645         48 869        13 953
279 325        11 381         4 405        14 789         30 575
–       309 900        24 852
–      334 752
Revenue
(R’000)
Sep-11
175 069       348 165      329 960     282 825      575 039      314 230      205 781
–      366 466        92 696      466 248      135 929
3 292 408     108 833         89 235      179 650      377 718                –
3 670 126
259 038                 –
3 929 164
Jun-11
249 573      251 188     239  907     158 441      521 415      281 110       160 566
–      248 583        98 673       499 685     142 338
2 851 479     116 059         45 336      151 481      312 876
– 3 164 355      257 876
–    3 422 231
Cash operating
(R’000)
Sep-11
202 220       234 242      178 142     140 086      371 928      220 763      191 887
–      209 940      107 028       311 456      122 536
2 290 228        91 156        50 536       102 731     244 423                –
2 534 651
163 598                  –
2 698 249
costs                                         Jun-11
222 461      181 162      153 926      116 086      348 730      177 552      134 272
–     185 833         93 148       308 348      107 304
2 028 822        84 191       40 693        108 042     232 926
– 2 261 748      197 120
–    2 458 868
Inventory
(R’000)
Sep-11
(1 455)
(4 684)
(3 126)
8 729     (36 625)
(5 690)
(4 300)
–       (3 576)
(1 831)
(6 701)
(1 948)
(61 207)
(2 724)
3 926         4 676          5 878
–      (55 329)
(20 193)
–
(75 522)
movement
Jun-11
2 080          1 776       (2 634)          7 728        (3 669)         7 782          1 984
–       11 581           4 595        11 584         3 150        45 957          13 621
(526)       2 725         15 820
–         61 777 852
–        62 629
Production costs
(R’000)
Sep-11
200 765      229 558      175 016      148 815      335 303      215 073     187 587
–      206 364      105 197      304 755     120 588
2 229 021      88 432          54 462      107 407     250 301                 –
2 479 322
143 405                 –
2 622 727
Jun-11
224 541      182 938      151 292      123 814       345 061     185 334     136 256
–     197 414        97 743       319 932     110 454
2 074 779      97 812         40 167      110 767      248 746
– 2 323 525      197 972
–    2 521 497
Operating profit*
(R’000)
Sep-11
(25 696)
118 607     154 944      134 010      239 736        99 157       18 194
–      160 102     (12 501)
161 493
15 341     1 063 387
20 401
34 773
72 243      127 417
–    1 190 804       115 633
–   1 306 437
Jun-11
25 032      68 250         88 615        34 627
176 354       95 776       24 310
–       51 169
930
179 753        31 884
776 700       18 247          5 169        40 714        64 130
–       840 830         59 904
–      900 734
Operating profit*
($’000)
Sep-11
(3 599)
16 611       21 702        18 768        33 578       13 888          2 548
–       22 424        (1 751)
22 619          2 148
148 936          2 857          4 869
10 118
17 844
–
166 780
16 195
–
182 975
Jun-11
3 694        10 074       13 080         5 110         26 029        14 135          3 588
–         7 552
137         26 530         4 706
114 635         2 693
763          6 009          9 465
–       124 100          8 842
–      132 942
Capital
(R’000)
Sep-11
43 790        64 717       37 580        13 227        97 564        50 101        73 938         32 907        62 600        11 899         58 700        15 689
562 712          9 635
63       12 647        22 345          5 771      590 828         39 937        69 337
700
102
expenditure**
Jun-11
52 308        70 860       50 484        18 350
105 246      48 441        93 305         37 490        76 220         14 189        72 124        16 440
655 457          5 765          5 526        22 655        33 946         21 311 710 714 76 972 49 954 837 640
Capital
($’000)
Sep-11
6 133           9 064        5 263          1 853
13 665         7 017
10 356        4 609          8 768           1 667          8 222          2 197
78 814         1 349
9         1 771           3 129            808          82 751         5 594           9 711
98
056
expenditure**
Jun-11
7 720       10 458          7 451         2 708           15 534        7 150          13 771        5 533        11 250           2 094        10 645         2 426          96 740
851 816         3 344           5 011          3 145      104 896         11 361 7 373 123 630
Production statistics for Steyn 2 have been included. This mine is in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.
*  Operating profit is comparable to the term production profit in the segment report in the nancial statement and not to the operating profit line item in the income statement.
** The total capital expenditure reported in the June 2011 quarter was R787.7 million (US$116.3 million), which excluded the capital expenditure for
    International other.

Results for the period
ended 30 September 2011
CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
Figures in million
Note
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Continuing operations
Revenue
3 929 3 422 3 083 12 445
Cost of sales
2
(3 192)
(3 491)
(2 995)
(11 615)
Production costs
(2 623)
(2 521)
(2 431)
(9 170)
Amortisation and depreciation
(475)
(477)
(426)
(1 776)
Impairment of assets
–                    (264)
–                   (264)
Employment termination and restructuring costs
(34)
–                     (78)
(158)
Other items
(60)
(229)
(60)
(247)
Gross
profit/(loss)
                     737                    (69)                      88                     830
Corporate, administration and other expenditure
(84)
(71)
(94)
(354)
Social investment expenditure
(15)
(18)
(16)
(84)
Exploration expenditure
3
(97)
(102)
(99)
(353)
Profit on sale of property, plant and equipment
26                        5                      16                       29
Other income/(expenses) – net
18                       33                    (54)
(24)
Operating profit/(loss)
585
(222)
(159)
44
Loss from associates
–                        –                      (8)
(51)
Reversal of impairment/(impairment) of investment in associate
5
48                       18                       –
(142)
Net (loss)/gain on financial instruments
(26)
22                       38
141
Gain on farm-in option
–
–                     273                   273
Investment income
16                       24                      14
140
Finance cost
(73)
(89)
(59)
(288)
Profit/(loss) before taxation
550
(247)
99
117
Taxation
(72)
205                         6
480
Normal taxation
(40)
10                       (9)
(12)
Deferred taxation
                     (32)
195                        15
492
Net profit/(loss) from continuing operations
478
(42)
105
597
Discontinued operations
(Loss)/profit from discontinued operations
–                        –                     (3)
20
Net profit/(loss) for the period
478
(42)
102
617
Attributable to:
Owners of the parent
478                     (42)
102                     617
Non-controlling interest
–                        –                       –                        –
Earnings/(loss) per ordinary share (cents)
6
Earnings/(loss) from continuing operations
111                      (10)
24                     139
(Loss)/earnings from discontinued operations
–                        –                      (1)
5
Total earnings/(loss) per ordinary share (cents)
111
(10)
23
144
Diluted earnings/(loss) per ordinary share (cents)
6
Earnings/(loss) from continuing operations
111                       (10)
24                    139
(Loss)/earnings from discontinued operations
–                        –                      (1)
5
Total diluted earnings/(loss) per ordinary share (cents)
111
(10)
23
144
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Net profit/(loss) for the period 478 (42) 102 617
Other comprehensive income for the period, net of income tax
955                     418                    106                    368
Foreign exchange translation
924                      473                   106                    470
Fair value movement of available-for-sale investments 31
(55)
–                  (102)
Total comprehensive income for the period
1 433
376
208
985
Attributable to:
Owners of the parent
1
433                     376                    208                    985
Non-controlling interest
–                        –                       –                       –
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the period
ended 30 September 2011
CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)
At                      At                       At
30 September
30 June
30 September
                   2011                   2011                  2010
Figures in million
Note
(Unaudited)
(Audited)
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
4
32 278                 31 221                29 873
Intangible assets
2 171                   2 170                  2 199
Restricted cash
31                       31
116
Restricted investments
1 860                   1 883                  1 787
Investments in associates

–                        –
377
Deferred tax assets
1 287                   1 149                    734
Investments in financial assets
215                      185                    296
Inventories
168                      172                    237
Trade and other receivables
24                       23                      67
Total
non-current
assets
                38 034                  36 834               35 686
Current assets
Inventories
1 006                       837                   902
Trade and other receivables
876                    1 073                   649
Income and mining taxes
100                       139                    73
Cash and cash equivalents
1 325                        693                  772
3 307                      2 742               2 396
Assets of disposal groups classified as held-for-sale
5
314                        268
–
Total
current
assets
                 3 621                      3 010               2 396
Total assets
                41 655                    39 844             38 082
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 314                      28 305           28 269
Other reserves
1 741                          762                395
Retained earnings
1 313                       1 093                578
Total equity
               31 368                      30 160            29 242
Non-current liabilities
Deferred tax liabilities
4 300                       4 216              4 306
Provision for environmental rehabilitation
2 046                       1 971              1 723
Retirement benefit obligation and other provisions
174                          174                169
Borrowings
7
1 684                       1 229                 970
Total non-current liabilities
8 204
7 590
7 168
Current liabilities
Borrowings
7
331                         330                 207
Income and mining taxes
3                            2
13
Trade and other payables
1 733                       1 746              1 452
2 067                       2 078              1 672
Liabilities of disposal groups classified as held-for-sale
16                           16                    –
Total
current
liabilities
                 2 083                       2 094             1 672
Total equity and liabilities
41 655
      39 844
38 082
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand) (Unaudited)
for the three months ended 30 September 2011
Share
Other
Retained
Figures in million
Note
capital
reserves
earnings
Total
Balance – 30 June 2011
28 305 762 1 093 30 160
Issue of shares
9                       –                       –                         9
Share-based payments
–                     24                       –                       24
Net profit for the period
–
–                    478                    478
Other comprehensive income for the period
–                    955
–                    955
Dividends paid
9
–                        –
(258)
(258)
Balance – 30 September 2011
28 314
1 741
1 313
31 368
Balance – 30 June 2010
28
261                     258                   690
29 209
Issue of shares
8                        –                      –                         8
Share-based payments
–                      31                      –                        31
Net profit for the period
–                        –
102
102
Other comprehensive income for the period
–                    106
–                    106
Dividends paid
–                       –
(214)
(214)
Balance – 30 September 2010
28 269
395
578
29 242
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the period
ended 30 September 2011
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Cash flow from operating activities
Cash generated by operations
1 092                   1 052                  703 2
418
Interest and dividends received
16                       24                       14
140
Interest paid
(41)
(35)
(30)
(134)
Income and mining taxes paid
–                     (19)
(4)
(45)
Cash generated by operating activities
1 067
1 022
683
2 379
Cash flow from investing activities
(Increase)/decrease in restricted cash
–                      (4)
30                     116
Proceeds on disposal of investment in subsidiary
–
–                    229                     229
Proceeds on disposal of available-for-sale financial assets
–                        –                        –
16
Prepayment for Evander 6 and Twistdraai transaction
–                     100
–                    100
Other investing activities
–                     (10)
10                      (5)
Net additions to property, plant and equipment
(668)
(829)
(748)
(3 110)
Cash utilised by investing activities
(668)
(743)
(479)
(2 654)
Cash flow from financing activities
Borrowings raised
799                     150
–                     925
Borrowings repaid
(352)
(415)
(7)
(546)
Ordinary shares issued – net of expenses
9                       15                        8                     44
Dividends paid
(258)
–                    (214)
(214)
Cash generated/(utilised) by financing activities
198
(250)
(213)
209
Foreign currency translation adjustments
35
8
11
(11)
Net increase/(decrease) in cash and cash equivalents
632                       37                       2                     (77)
Cash and cash equivalents – beginning of period
693                     656                    770                     770
Cash and cash equivalents – end of period
1 325
693
772
693
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2011 (Rand)
1.     Accounting policies
Basis of accounting
The condensed consolidated financial statements for the three months ended 30 September 2011 have been prepared in accordance with
IAS 34, Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2011, which have been prepared in accordance with
International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
2.
Cost of sales
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Production costs
2 591 2 508 2 408 9 074
Royalty expense
32                      13                      23                      96
Amortisation and depreciation
475                     477                     426
1 776
Impairment of assets
(1)
–                    264
–                    264
Rehabilitation expenditure
5                      61                        4                      74
Care and maintenance cost of restructured shafts
31                       37                      25
124
Employment termination and restructuring costs
(2)
34                         –
78 158
Share-based payments
24                       45                      31
136
Other
(3)
–                      86                       –                    (87)
Total cost of sales
3 192
3 491
2 995
11 615
(1) During the June 2011 quarter, an impairment of R264 million relating to President Steyn 1 and 2 shafts and St Helena was recorded.
(2) The amount of R34 million in September 2011 quarter relates to restructuring at the Bambanani shaft.
(3) Included in Other for the June 2011 quarter is R41 million for the write down of the Steyn plant demolishment project.
3.    Exploration expenditure
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Total exploration expenditure
105                     111                    106                    398
Less: Expenditure capitalised
(1)
(8)
(9)
(7)
(45)
Exploration expenditure per income statement
97
102
99
353
(1) Relates to brownfields exploration at Hidden Valley.
4.
Property, plant and equipment
During the September quarter the Rand had weakened over 20% against the Kina and resulted in an increase of R836 million in the carrying amount. The corresponding entry was recorded in other reserves through other comprehensive income.
5.
Disposal groups classified as held for sale and discontinued operations
Investment in associate
The investment in Rand Uranium has been classified as held for sale following a decision by the shareholders of the company to commence with a process to sell the company. In terms of the binding offer accepted by the shareholders on 21 April 2011, the capital portion of the subordinated shareholder’s loan of R61 million due to the group will be repaid out of the sale proceeds. The group’s attributable portion of the sale proceeds amounts to US$37.25 million. The investment is carried at the lower of carrying value and fair value less cost to sell. At each reporting date, the carrying value is remeasured for possible impairment or reversal of impairment. An impairment of R142 million has been recognised for the 2011 year. During September 2011 quarter, a reversal of impairment of R48 million was recognised resulting from changes in the US$/R exchange rate.

Results for the period
ended 30 September 2011
6.
Earnings/(loss) and net asset value per share
Earnings/(loss) per share is calculated on the weighted average number of shares in issue for the three months ended 30 September 2011:
430.1 million (30 June 2011: 430.0 million, 30 September 2010: 428.7 million), and the year ended 30 June 2011: 429.3 million.
The diluted earnings/(loss) per share is calculated on weighted average number of diluted shares in issue for the three months ended
30  September  2011: 431.6 million (30 June 2011: 431.4 million, 30 September 2010: 429.9 million), and the year ended 30 June 2011:
430.4 million.
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Total earnings/(loss) per share (cents):
Basic earnings/(loss)
111                     (10)
23                    144
Diluted earnings/(loss)
111                     (10)
23                    144
Headline earnings
95                       30                      33
223
– from continuing operations
95                       30                      33
223
– from discontinued operations
–                         –                      –                        –
Diluted headline earnings
95                       30                      33
222
– from continuing operations
95                       30                      33
222
– from discontinued operations
–                        –                        –                       –
Figures in million
Reconciliation of headline earnings:
Continuing operations
Net profit/(loss)
478                      (42)
105                      597
Adjusted for:
Profit on sale of property, plant and equipment
(26)
(5)
(16)
(29)
Taxation effect of profit on sale of property, plant and equipment
7                         1                      5                         7
Net gain on financial instruments
–                       (6)
–                      (7)
Taxation effect of net gain on financial instruments
–                        2                        –                        2
(Reversal of impairment)/impairment of investment in associate*
(48)
(18)
–                     142
Foreign exchange loss reclassified from other comprehensive income*
–                         –                     47                       47
Impairment of assets
–                      264
–                      264
Taxation effect of impairment of assets
–                      (66)
–                     (66)
Headline earnings
411                       130                   141                      957
Discontinued operations
Net (loss)/profit
–                        –                      (3)
20
Adjusted for:
Profit on sale of investment in subsidiary
–                        –
(138)
(138)
Taxation effect of profit on sale of investment in subsidiary
–                        –                     34                       34
Foreign exchange loss reclassified from other comprehensive income – – 107 84
Headline earnings
–                        –                       –                         –
Total
headline
earnings
411                      130                   141                      957
* There is no taxation effect on these items.
Net asset value per share (cents)
At                      At                       At
30 September
30 June
30 September
2011                    2011                  2010
(Unaudited) (Audited)
(Unaudited)
Number of shares in issue
430 272 715 430 084 628 428 850 584
Net asset value per share (cents)
7 290 7 013 6 819

7.     Borrowings
At                      At                                            At
30 September
30 June
30 September
2011                   2011                                     2010
Figures in million
(Unaudited)            (Audited)
(Unaudited)
Total long-term borrowings
1 684
1 229
970
Total current portion of borrowings
331                     330                                        207
Total borrowings
(1) (2)
2 015
1 559
1 177
(1)   At 30 September 2011, R300 million (30 June 2011: R400 million, 30 September 2010: R300 million) of the Nedbank facilities had not been drawn down.
On 11 August 2011, the group entered into a US$300 million syndicated revolving credit facility, which was jointly arranged by Nedbank Limited and FirstRand Bank Limited
(acting through its Rand Merchant Bank division). The facility is repayable after four years and attracts interest at LIBOR plus 260 basis points, which is payable quarterly.
At 30 September 2011, US$250 million of this facility had not been drawn down.
(2) Included in the borrowings is R52 million (30 June 2011: R51 million; September 2010: R74 million) owed to Westpac Bank Limited in terms of a finance lease agreement.
The future minimum lease payments are as follows:
At                      At                                            At
30 September
30 June
30 September
2011                  2011                                         2010
Figures in million
(Unaudited)            (Audited)
(Unaudited)
Due within one year
31                       29                                           30
Due between one and five years
22                       23                                          46
53                       52                                           76
Future finance charges
(1)
(1)
(2)
Total future minimum lease payments
52                       51                                           74
8.
Commitments and contingencies
At                            At                                     At

30 September
30 June
30 September
2011                           2011                                2010
Figures in million
(Unaudited)                    (Audited)
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
290                              194                                369
Authorised by the directors but not contracted for
3 570
1 504
2 070
3 860
1 698
2 439
This expenditure will be financed from existing resources and borrowings where necessary.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s integrated annual report for the year ended 30 June 2011, available on the group’s website at www.harmony.co.za. There were no significant changes in contingencies since 30 June 2011.
9.     Dividends paid
On 12 August 2011, the board approved a payment of dividend of 60 SA cents per share for the year ended 30 June 2011. The total dividend amounting to R258 million was paid on 19 September 2011.
10.   Subsequent events
There are no subsequent events to report.
11.   Segment report
The segment report follow on page 23.

Results for the period
ended 30 September 2011
12.   Reconciliation of segment information to consolidated income statements
30 September
30 September
2011                    2010
Figures in million
(Unaudited)          (Unaudited)
The “Reconciliation of segment information to consolidated income statement” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:
Reconciliation of production profit to gross profit:
Total segment revenue
3 929 3 083
Total segment production costs and royalty expense
(2 623)
(2 431)
Production profit per segment report
1 306 652
Cost of sales items other than production costs and royalty expense
(569)
(564)
Amortisation and depreciation
(475)
(426)
Employment termination and restructuring costs
(34)
(78)
Share-based payments
(24)
(31)
Rehabilitation costs
(5)
(4)
Care and maintenance costs of restructured shafts
(31)
(25)
Gross profit as per income statements*
737
88
*  The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT (Rand/Metric) (Unaudited)
for the three months ended 30 September 2011
Revenue
Production cost
Production profit
Capital expenditure    Kilograms produced
Tonnes milled
September                    September                   September                   September                    September                      September
2011           2010          2011           2010           2011            2010         2011           2010           2011          2010           2011             2010
R million
R million
R million
R million
kg
t’000
South Africa
Underground
Bambanani
(1)
175             270             201            223             (26)
47               77              83           498              942             92             129
Doornkop
348             168             230            148             118            20                65              70            866             541           277             140
Evander
330             174             175            176             155             (2)              38               59           854             552            123             140
Joel
283              44             149              75             134            (31)             13               18            691            148            147               40
Kusasalethu
575             475             335            387             240             88              98             104
1 554
1 513             331            269
Masimong
314             374             215            202               99            172             50              41             796
1 263             232            243
Phakisa
206             112             188            111               18                1             74             92              526           377            113              86
Target
(2)
459             244             311            189              148             55              75            118
1 180             947           288            205
Tshepong
466             500             305             294             161           206              59              61
1 183
1 688             287            338
Virginia
136             223             121             225              15             (2)              16              30            340            760              92             244
Surface
All other surface operations
(3)
378             317             250             238            128
79 26
12             927         1 069          2 473          2 837
Total
South
Africa
3 670           2 901          2 480          2 268         1 190            633             591            688          9 415          9 800          4 455         4 671
International
Hidden Valley
259             182              143            163           116              19              40               61           792             671              415           427
Other
–               –                  –               –               –               –               69                 –             –                 –                 –              –
Total
international
259             182              143            163            116             19             109               61           792              671             415           427
Total
operations
3 929           3 083           2 623          2 431         1 306           652             700             749
10 207
  10 471          4 870         5 098
Reconciliation of the segment information to the
consolidated income statement (refer to note 12)
–              –                –                 –
3 929
3 083
2 623
2 431
(1) Production statistics for Steyn 2 have been included. This mine is in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.
(2) The September 2010 production statistics includes Target 3 for information purpose. Target 3 was still in build-up phase with revenue and costs being capitalised.
(3) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

RESULTS FOR THE THREE MONTHS
ENDED 30 SEPTEMBER 2011
(US$)

Results for the period
ended 30 September 2011
27
Operating results (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Three
Total
South
South
Inter-
months
Kusasa-
Under-
Total
Africa
Africa
Hidden
national
Harmony
ended
Bambanani
Doornkop
Evander
Joel
lethu  Masimong
Phakisa
Steyn 2
Target 1
Target 3
Tshepong
Unisel
ground
Kalgold
Phoenix      Dumps       Surface          Other
Total        Valley           Other
Total
Ore milled
– t’000
Sep-11
101            305             136             162             365             256              125
–            232               86              316             101
2 185             401
1 505            820
2 726                 –
4 911            458
–
5 369
Jun-11
124           258              146             133             336             210              117
–            185               83              361             117
2 070             432
1 375 1 021
2 828                 –
4 898            463
5 361
Gold produced
– oz
Sep-11
14 854       27 843        27 457        22 216        49 962        25 592         16 911          1 157       30 190          7 748         38 034        10 931
272 895           8 681         6 912        14 211        29 804
–       302 699       25 463                   –
328 162
Jun-11 23 631      24 338        24 113        14 404         50 991        26 589        15 175 868      22 184           8 809        47 358        13 503
271 963           8 681         4 405        14 789        27 875
–       299 838       26 556
–      326 394
Yield
– oz/t
Sep-11
0.147         0.091         0.202          0.137           0.137         0.100           0.135
–         0.130          0.090          0.120          0.108           0.124          0.022           0.005          0.017          0.011
–           0.061          0.056
–         0.061
Jun-11 0.191         0.094         0.165         0.108            0.152         0.127          0.130 –        0.120            0.106          0.131         0.115           0.131          0.020           0.003          0.014          0.010
–           0.061          0.057
–          0.061
Cash operating
– $/oz
Sep-11
1 907         1 178            909           883             1 043         1 208          1 589
–            974           1 935         1 147          1 570           1 180          1 471           1 024         1 013           1 149
–           1 177             900
–          1 156
costs
Jun-11 1 389        1 099             942         1 190            1 009            986          1 306 –         1 236           1 561            961          1 173           1 105          1 431          1 363          1 078           1 233
–           1 117          1 096
–         1 115
Cash operating
– $/t
Sep-11
280            108             183            121               143            121            215
–             127             174            138             170             147                32
5              18               13                 –                72               50
–              70
costs
Jun-11 265            104             156           129                153           125             169 –            148              166            126             135             145                29
4              16               12                 –                68               63
–              68
Gold sold
– oz
Sep-11
14 693        27 650       27 039       22 827          47 004       25 270       16 718           1 157        29 804           7 652       37 616         10 803
268 233         8 649            7 170        14 404        30 223
–        298 456       21 380                  –
319 836
Jun-11 24 370       24 499        23 374       15 432          50 895       27 457       15 657 868       24 306           9 645       48 869         13 953 279 325        11 381          4 405        14 789        30 575
–        309 900       24 852
–       334 752
Revenue
($’000)
Sep-11
24 520       48 764         46 214       39 612        80 540        44 011        28 822
–       51 327         12 983        65 303         19 038
461 134       15 243        12 498         25 162        52 903
–       514 037        36 281                 –
550 318
Jun-11 36 835       37 074        35 409       23 385         76 957        41 490       23 698 –       36 689         14 563       73 750         21 008 420 858       17 129          6 691        22 357         46 177
–       467 035         38 061
–      505 096
Cash operating
($’000)
Sep-11
28 323       32 809        24 950       19 621        52 092         30 920         26 876
–        29 404        14 990       43 623         17 163
320 771       12 768          7 079        14 389         34 236
–        355 007        22 914                 –
377 921
costs                                         Jun-11
32 834       26 738        22 718       17 134        51 470         26 206         19 817 –       27 428         13 748       45 510          15 837 299 440       12 426           6 006       15 946         34 378
–       333 818         29 093
–       362 911
Inventory
($’000)
Sep-11
(204)
(656)
(438)
1 223        (5 130)
(797)
(602)
–         (501)
(256)
(939)
(273)
(8 573)
(382)
550           655              823
–
(7 750)
(2 828)                –
(10 578)
movement
Jun-11 307            262           (389)          1 141           (542)        1 149              293 –        1 709              678          1 710            465           6 783            2 010 (78)           402           2 334
–           9 117              126
–           9 243
Production costs
($’000)
Sep-11
28 119       32 153        24 512         20 844        46 962       30 123        26 274
–       28 903         14 734        42 684        16 890
312 198        12 386          7 629       15 044         35 059
–       347 257         20 086                 –
367 343
Jun-11 33 141       27 000        22 329        18 275        50 928       27 355        20 110 –      29 137          14 426        47 220        16 302 306 223        14 436         5 928        16 348         36 712
–        342 935        29 219
–      372 154
Operating profit*
($’000)
Sep-11
(3 599)
16 611        21 702       18 768        33 578       13 888           2 548
–       22 424        (1 751)
22 619         2 148
148 936          2 857          4 869
10 118
17 844
–
166 780
16 195
–
182 975
Jun-11 3 694         10 074       13 080         5 110        26 029       14 135            3 588 –         7 552 137        26 530         4 706 114 635         2 693
763          6 009          9 465
–        124 100          8 842
–       132 942
Capital
($’000)
Sep-11
6 133          9 064          5 263         1 853
13 665          7 017
10 356          4 609         8 768            1 667         8 222          2 197
78 814        1 349
9          1 771         3 129            808          82 751         5 594           9 711
98
056
expenditure**
Jun-11
7 720        10 458           7 451        2 708          15 534         7 150         13 771         5 533        11 250           2 094       10 645          2 426         96 740
851
816          3 344          5 011         3 145       104 896        11 361
7 373
123 630
* Operating profit is comparable to the term production profit in the segment report in the nancial statement and not to the operating profit line item in the income statement.
** The total capital expenditure reported in the June 2011 quarter was US$116.3 million, which excluded the capital expenditure for International other.

Results for the period
ended 30 September 2011
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Continuing operations
Revenue
550                     505                     422
1 781
Cost of sales
(447)
(515)
(411)
(1 664)
Production costs
(367)
(372)
(333)
(1 313)
Amortisation and depreciation
(67)
(70)
(58)
(254)
Impairment of assets
–                     (39)
–                     (39)
Employment termination and restructuring costs
(5)
–                     (11)
(23)
Other items
(8)
(34)
(9)
(35)
Gross
profit/(loss)
                     103                    (10)                      11                     117
Corporate, administration and other expenditure
(12)
(10)
(13)
(51)
Social investment expenditure
(2)
(3)
(2)
(12)
Exploration expenditure
(14)
(15)
(14)
(51)
Profit on sale of property, plant and equipment
4                        1                        2                         4
Other income/(expenses) – net
3                        5                       (7)
(3)
Operating profit/(loss)
82
(32)
(23)
4
Loss from associates
–                       –                       (1)
(7)
Reversal of impairment/(impairment) of investment in associate
7                        3                         –
(20)
Net (loss)/gain on financial instruments
(4)
3                         5
20
Gain on farm-in option
–                       –                       38                      38
Investment income
2                        4                        2
20
Finance cost
(10)
(13)
(8)
(41)
Profit/(loss) before taxation
77
(35)
13
14
Taxation
(10)
30                        1
69
Normal taxation
(6)
1                      (1)
(2)
Deferred taxation
(4)
29                        2
71
Net profit/(loss) from continuing operations
67
(5)
14
83
Discontinued operations
Profit from discontinued operations
–                       –                        –                        3
Net profit/(loss) for the period
67
(5)
14
86
Attributable to:
Owners of the parent
67                       (5)
14                      86
Non-controlling interest
–                       –                       –                         –
Earnings/(loss) per ordinary share (cents)
Earnings/(loss) from continuing operations
16                      (1)
3                      19
Earnings from discontinued operations
–                       –                         –                       1
Total earnings/(loss) per ordinary share (cents)
16
(1)
3
20
Diluted earnings/(loss) per ordinary share (cents)
Earnings/(loss) from continuing operations
16                       (1)
3                      19
Earnings from discontinued operations
–                        –                        –                       1
Total diluted earnings/(loss) per ordinary share (cents)
16
(1)
3
20
The currency conversion average rates for the three months ended: September 2011: US$1 = R7.14 (June 2011: US$ = R6.78, September 2010:
US$1 = R7.31).
The income statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.
Note on convenience translation
Except where speci c statements have been extracted from the 2011 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign
Exchange Rates, have not necessarily been applied in the translation of the US dollar nancial statements presented on page 28 to 33.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Net profit/(loss) for the period 67 (5) 14 86
Other comprehensive income for the period, net of income tax
134                       62                      15
540
Foreign exchange translation
129                       70                      15
555
Fair value movement of available-for-sale investments 4
(8)
–                    (15)
Total comprehensive income for the period
201
57
29
626
Attributable to:
Owners of the parent
201                      57                       29
626
Non-controlling interest
–                       –                        –                        –
The currency conversion average rates for the three months ended: September 2011: US$1 = R7.14 (June 2011: US$ = R6.78, September 2010:
US$1 = R7.31).
The statement of comprehensive income for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Results for the period
ended 30 September 2011
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
At                      At                       At
30 September
30 June
30 September
2011                    2011                  2010
Figures in million
(Unaudited)              (Audited)
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
3 997                   4 607                  4 289
Intangible assets
269                     320                     316
Restricted cash
4                        5
17
Restricted investments
230                     278                     257
Investments in associates
–                        –
54
Deferred tax assets
159                      170                    105
Investments in financial assets
27                       27                      43
Inventories
21                       25                      34
Trade and other receivables
3                        3
10
Total non-current assets
4 710                    5 435                5 125
Current assets
Inventories
125                       124                   130
Trade and other receivables
109                       158                     93
Income and mining taxes
12                        21                     10
Cash and cash equivalents
164                       102                   111
410                      405                    344
Assets of disposal groups classified as held-for-sale
39                       40                       –
Total current assets
449                     445                    344
Total assets
5 159                  5 880                  5 469
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 506                  4 033                  4 059
Other reserves
216                     519                      57
Retained earnings/(accumulated loss)
163                   (102)
83
Total equity
3 885                 4 450                   4 199
Non-current liabilities
Deferred tax liabilities
533                    623                     618
Provision for environmental rehabilitation
253                    291                     247
Retirement benefit obligation and other provisions
22                     26                       24
Borrowings
209                    181                     139
Total non-current liabilities
1 017
1 121
1 028
Current liabilities
Borrowings
41                     49                       30
Income and mining taxes
–                      –                         2
Trade and other payables
214                    258                     210
255                    307                     242
Liabilities of disposal groups classified as held-for-sale
2                       2                        –
Total current liabilities
257                    309                     242
Total equity and liabilities
5 159
5 880
5 469
The balance sheet for September 2011 converted at a conversion rate of US$1 = R8.08 (September 2010: US$1 = R6.96).
The balance sheet as at 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)
for the three months ended 30 September 2011 (Convenience translation)
Share
Other
Retained
Figures in million
capital
reserves
earnings
Total
Balance – 30 June 2011
3 505 95 136 3 736
Issue of shares
1                       –                        –                        1
Share-based payments
–                       3                        –                        3
Net profit for the period
–                       –                      59                       59
Other comprehensive income for the period
–                    118
–                     118
Dividends paid
–                        –
(32)
(32)
Balance – 30 September 2011
3 506
216
163
3 885
Balance – 30 June 2010
4
058                     38                       99
4 195
Issue of shares
1                       –                        –                        1
Share-based payments
–                       4                        –                        4
Net profit for the period
–                       –                      15                       15
Other comprehensive income for the period
–                      15                       –                        15
Dividends paid
–                        –
(31)
(31)
Balance – 30 September 2010
4 059
57
83
4 199
The currency conversion closing rates for the three months ended 30 September 2011: US$1 = R8.08 (September 2010: US$1 = R6.96).

Results for the period
ended 30 September 2011
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Three months ended
Year ended
30 September
30 June
30 September
30 June
2011
2011
2010
2011
Figures in million
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Cash flow from operating activities
Cash generated by operations
153                      155                      96                   346
Interest and dividends received
2                        4                         2
20
Interest paid
(6)
(5)
(4)
(19)
Income and mining taxes paid
–                       (3)
(1)
(7)
Cash generated by operating activities
149
151
93
340
Cash flow from investing activities
(Increase)/decrease in restricted cash
–                      (1)
4                      17
Proceeds on disposal of investment in subsidiary
–                        –                       31                     32
Proceeds on disposal of available-for-sale financial assets
–                        –                        –                        –
Prepayment for Evander 6 and Twistdraai transaction
–                       15                        –                      15
Other investing activities
–                       (1)
1                          –
Net additions to property, plant and equipment
(94)
(122)
(102)
(445)
Cash utilised by investing activities
(94)
(109)
(66)
(381)
Cash flow from financing activities
Borrowings raised
112                       22                        –
134
Borrowings repaid
(49)
(60)
(1)
(81)
Ordinary shares issued – net of expenses
1                        2                        1                        6
Dividends paid
(36)
–                    (29)
(30)
Cash generated/(utilised) by financing activities
28
(36)
(29)
29
Foreign currency translation adjustments
35
(1)
12
13
Net increase in cash and cash equivalents
118                         5
10                        1
Cash and cash equivalents – beginning of period
102                       97                    101                     101
Cash and cash equivalents – end of period
164
102
111
102
Operating activities translated at average rates for the three months ended: September 2011: US$1 = R7.14 (June 2011: US$1 = R6.78,
September 2011: US$1 = R6.96).
Closing balance translated at closing rates of: September 2011: US$1 = R8.08 (June 2011: US$1 = R6.78, September 2010: US$ = R6.96).
The cash ow statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

SEGMENT REPORT (US$/Imperial) (Unaudited)
for the three months ended 30 September 2011
Revenue
Production cost
Production profit
Capital expenditure
Ounces produced
Tons milled
September                     September                    September                    September                   September                     September
2011           2010           2011           2010           2011          2010           2011           2010           2011           2010           2011          2010
US$ million
US$ million
US$ million
US$ million
oz
t’000
South Africa
Underground
Bambanani
(1)
24             37              28              31              (4)
6 11
11        16 011        30 286
101 142
Doornkop
49             23              32              20             17              3                   9                10
27 843 17 394 305 154
Evander
46            24              24              24              22              –                  5                   8
27 457 17 747 136 154
Joel
40             6                21             10              19             (4)                 2                   3
22 216 4 758
162              44
Kusasalethu
81            65               47              53              34             12               14                 14
49 962 48 644 365 297
Masimong
44            51               30              28              14             23                 7                  6
25 592 40 606 256 268
Phakisa
29            15               26              15                3              –                10                 12
16 911 12 121
125               95
Target
(2)
64            33               44              26              20               7                11                16
37 938 30 447 318 226
Tshepong
65            69               43               40              22             29                 8                 8
38 034 54 270 316 373
Virginia
19 31 17
31                2               –                2                 4
10 931 24 435 101 269
Surface
All other surface operations
(3)
53            43               35              33               18              10               3                 2
29 804 34 369 2 726 3 128
Total South Africa
514
397
347
311
167
86
82
94
302 699
315 077
4 911
5 150
International
Hidden Valley
36            25              20               22              16                3                6                9
25 463 21 573 458 471
Other
–              –               –                 –               –                –               10                –               –               –                 –                –
Total
international
36             25             20               22              16                3               16                9
25 463
21 573
458
471
Total
operations
550            422            367             333            183              89               98             103
328 162
336 650
5 369
5 621
(1) Production statistics for Steyn 2 have been included. This mine is in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.
(2) The September 2010 production statistics includes Target 3 for information purpose. Target 3 was still in build-up phase with revenue and costs being capitalised.
(3) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

Results for the period
ended 30 September 2011
DEVELOPMENT RESULTS (Metric)
For the three months ended 30 September 2011
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal                                     590
551
10.89
91.93
1 001
B Reef
113
74
107.28
30.65
3 288
All Reefs                              703
625
22.23
57.13
1
270
Phakisa & Nyala
Basal                                    331
361
66.28
13.64
904
All Reefs                              331
361
66.28
13.64
904
Total Bambanani
(incl. Bambanani. Steyn 2)
Basal                                     90
92
156.81
15.75
2 470
All Reefs                               90
92
156.81
15.75
2
470
Doornkop
South Reef
371
384
60.45
18.17
1 099
All Reefs                              371
384
60.45
18.17
1
099
Kusasalethu
VCR Reef
649
642
75.18
16.61
1 249
All Reefs
649                642               75.18
16.61
1
249
Total Target
Elsburg                                 465
272
119.52
8.21
981
A Reef
48
35
111.17
14.02
1 558
B Reef
36
24
40.33
17.72
715
All Reefs                              549
331
112.90
9.06
1
023
Target 1
Elsburg                               166
61
230.66
9.06
2 089
All Reefs                              166
61
230.66
9.06
2
089
Target 3
Elsburg                                 299
212
87.77
7.57
664
A Reef
48
35
111.17
14.02
1 558
B Reef
36
24
40.33
17.72
715
All Reefs                              383
271
86.59
9.06
784
Masimong
Basal                                    418
367
50.44
17.55
885
B Reef
129
136
67.14
14.41
968
All Reefs                              547
503
54.97
16.51
908
Evander
Kimberley                            359
344
42.92
40.32
1 730
All Reefs                             359
344
42.92
40.32
1
730
Virginia
(incl. Unisel)
Basal                                444.6
342
140.90
8.57
1 207
Leader                             362.3
316
192.79
6.01
1 159
Middle                                30.6
32
125.83
13.14
1 653
B Reef
6.4
3
9.00
80.49
724
All Reefs                             844
692
163.41
7.37
1
204
Joel
Beatrix                                 462
469
137.89
10.98
1 515
All Reefs                             462
469
137.89
10.98
1
515
Total Harmony
Basal                                1 874
1 713
64.85
16.59
1 076
Beatrix                                 462
469
137.89
10.98
1 515
Leader                                  362
316
192.79
6.01
1 159
B Reef
284
236
76.28
21.77
1 661
A Reef
47.8
35
111.17
14.02
1 558
Middle                                   30.6
31.5
125.83
13.14
1 653
Elsburg                              465.2
272.25
119.52
8.21
981
Kimberley                           358.8
344.25
42.92
40.32
1 730
South Reef
371
384
60.45
18.17
1 099
VCR                                     649
641.5
75.18
16.61
1 249
All Reefs
4 905
4 442
85.81
14.44
1 239
DEVELOPMENT RESULTS (Imperial)
For the three months ended 30 September 2011
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal                                  1 937
1 808
4
2.87
11
B Reef
371
241
42
0.90
38
All Reefs                           2 308
2
049
9
1.62
15
Phakisa & Nyala
Basal                                  1 086
1184
26
0.40
10
All Reefs                           1 086
1 184
26
0.40
10
Total Bambanani
(incl. Bambanani. Steyn 2)
Basal                                   294
303
62
0.46
28
All Reefs                             294
303
62
0.46
28
Doornkop
South Reef
1 218
1 260
24
0.53
13
All Reefs                           1
218
1
260
24
0.53
13
Kusasalethu
VCR Reef
2 129
2 105
30
0.48
14
All Reefs
2 129
2 105
30
0.48
14
Total Target
Elsburg                             1 526
893
47
0.24
11
A Reef
157
115
44
0.41
18
B Reef
117
79
16
0.51
8
All Reefs                           1 800
1 087
44
0.27
12
Target 1
Elsburg                                545
198
91
0.26
24
All Reefs                              545
198
91
0.26
24
Target 3
Elsburg                                982
695
35
0.22
8
A Reef
157
115
44
0.41
18
B Reef
117
79
16
0.51
8
All Reefs                            1 255
888
34
0.27
9
Masimong
Basal                                  1 371
1 203
20
0.51
10
B Reef
422
448
26
0.43
11
All Reefs                            1 794
1
651
22
0.47
10
Evander
Kimberley                           1 177
1 129
17
1.17
20
All Reefs                           1 177
1
129
17
1.17
20
Virginia
(incl. Unisel)
Basal                                  1 459
1 122
55
0.25
14
Leader                               1 189
1 035
76
0.18
13
Middle                                  100
103
50
0.38
19
B Reef
21
8
4
2.08
8
All Reefs                            2 769
2
269
64
0.22
14
Joel
Beatrix                                1 517
1 538
54
0.32
17
All Reefs                            1 517
1
538
54
0.32
17
Total Harmony
Basal                                  6 147
5 620
26.00
0.48
12.36
Beatrix                                1 517
1 538
54.00
0.32
17.39
Leader                                1 189
1 035
76.00
0.18
13.31
B Reef
931
776
30.00
0.64
19.07
A Reef
157
115
44.00
0.41
17.89
Middle                                  100
103
50.00
0.38
18.98
Elsburg                             1 526
893
47.00
0.24
11.26
Kimberley                          1 177
1 129
17.00
1.17
19.87
South Reef
1 218
1 260
24.00
0.53
12.62
VCR                                   2 129
2 105
30.00
0.48
14.34
All Reefs                          16 091
14
575
34.00
0.42
14
PRINTED BY INCE (PTY) LTD
W2CF12636

35

Harmony’s strategy is to produce 1.8 to 2 million* safe and pro table ounces of gold by 2015. Following a review of assets during 2011, action was taken and capital committed to increase production at existing operations, further the development of current projects and advance scoping studies so as to ensure the future production pipeline of tomorrow’s gold by growing reserves and resources and strengthening the quality of our asset base.
Our challenge going forward is to meet our targets and objectives and, more speci cally, to deliver consistent production results, improve productivity, curb costs and to create and deliver value to shareholders.
Harmony’s strategy
* Excludes future acquisitions or disposals.

36

CONTACT DETAILS
Corporate Of ce
Randfontein Of ce Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe Chairman*
G P Briggs Chief Executive Of cer
H O Meyer Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
F Abbott*, J A Chissano*
1
^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, D Noko*^, C M L Savage*^, J Wetton*^,
A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Henrika Baster eld
Investor Relations Of cer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Company Secretary
iThemba Governance and Statutory Solutions (Pty) Ltd
Riana Bisschoff
Telephone: 011 411 2127
Mobile: +2783 629 4706
E-mail: riana@ithembaonline.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
Fax: +44 (0) 20 8639 2220
ADR Depository
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-886-249-2593
Int: +1-718-921-8137
Fax: +1-718-921-8334
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE 000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 31, 2011
Harmony Gold Mining Company Limited
By:      /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director